SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ASAT HOLDINGS LIMITED

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under ASAT Holdings Limited Option Plan To Purchase Ordinary Shares, Par Value $0.01 Per Ordinary Share

(Title of Class of Securities)

00208B105

(CUSIP Number of Class of Underlying Securities)

Harry Rozakis

Chief Executive Officer

ASAT HOLDINGS LIMITED

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(852) 2408-7811

COPY TO:

Anthony Root, Esq.

Milbank, Tweed, Hadley & McCloy LLP

3007 Alexandra House

16 Chater Road, Central

Hong Kong

(852) 2971-4888

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$17,500,000	$3,500

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 40,860,025 ordinary shares of ASAT Holdings Limited having an aggregate value of $17,500,000 as of January 23, 2003 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that we expect to acquire pursuant to this offer to exchange. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Form or Registration No.:	Not Applicable.

Filing Party:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Amendment No. 1 amends and supplements the Offer to Exchange on Schedule TO filed with the Securities and Exchange Commission on January 23, 2003 (the “Schedule TO”) relating to the Offer by ASAT Holdings Limited (“ASAT”) to exchange all outstanding options to purchase ordinary shares of ASAT held by current employees and certain directors of ASAT or its subsidiaries under ASAT Stock Option Plan 2000 upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 24, 2003 (the “Offer to Exchange”), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached thereto as Exhibit (a)(2).

ITEM 1.    SUMMARY TERM SHEET

Item 1 is hereby amended as follows:

1.	We have added the following sentence after the third sentence of Question 6 “What do I need to do to participate in the New Grant Program?” of the Summary Term Sheet:

“We will send you a confirmation promptly upon receipt of your letter of transmittal and other documents that may be required (and in any event not later than three business days from the Expiration Time).”

2.	We have added the following sentence after the first sentence of Question 13 “During what period of time may I withdraw a previous election to participate in the New Grant Program?”:

“In addition, if we do not accept your options for participation in the New Grant Program by March 20, 2003, the 40th business day from the commencement of the New Grant Program, you may withdraw such options at any time after March 20, 2003.”

ITEM 4.    TERMS OF THE TRANSACTION

Item 4(a) is hereby amended as follows:

1.	We have added the following sentence at the end of the first paragraph of Section 3 – “Procedures for Electing to Participate in the New Grant Program” of the New Grant Program:

“We will send you a confirmation promptly upon receipt of your letter of transmittal and other documents that may be required promptly (and in any event not later than three business days from the Expiration Time).”

2.	We have added the following sentence at the end of the second paragraph of Section 4 – “Withdrawal Rights” of the New Grant Program:

“In addition, if we do not accept your options for participation in the New Grant Program by March 20, 2003, the 40th business day from the commencement of the New Grant Program, you may withdraw such options at any time after March 20, 2003.”

ITEM 10.    FINANCIAL STATEMENTS

1.	We have added a cross reference regarding obtaining copies of financial statements incorporated by reference in the third paragraph of Section 9 – “Information Concerning ASAT” of the New Grant Program:

“To obtain copies of these reports, please refer to Section 16 – “Additional Information”.”

2.	We have added a cross reference to Section 17 – “Forward-looking Statements; Miscellaneous” so that the information set forth in Section 17 is incorporated into Item 10 by reference.

3.	We added the following sentence after the first sentence of Section 17 – “Forward-looking statements; Miscellaneous”:

“However, the safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 do not apply to forward-looking statements made in connection with this Offer to Exchange.”

ITEM 12.    EXHIBITS

A new exhibit (Exhibit (a)(3) –“Form of Confirmation”) has been added.

(a)	(1)		Offer to Exchange, dated January 24, 2003, as amended.
	(2)		Form of Letter of Transmittal, as amended.
	(3)		Form of Confirmation
	(4	)*	Transcript of Announcement Made to Employees on January 24, 2003.
	(5	)*	ASAT Holdings Limited’s Annual Report on Form 20-F for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on June 28, 2002 (incorporated herein by reference).
	(6	)*

ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on September 16, 2002 (incorporated herein by reference).

	(7	)*

ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 13, 2002 (incorporated herein by reference).

(b)			Not applicable.
(d)	(1	)*	ASAT Holdings Limited’s Stock Option Plan 2000.
(2)*
(g)	Not applicable.
(h)	Not applicable.

* previously filed.

INDEX TO EXHIBITS

(a)	(1)		Offer to Exchange, dated January 24, 2003, as amended.
	(2)		Form of Letter of Transmittal, as amended.
	(3)		Form of Confirmation
	(4	)*	Transcript of Announcement Made to Employees on January 24, 2003.
	(5	)*	ASAT Holdings Limited’s Annual Report on Form 20-F for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on June 28, 2002 (incorporated herein by reference).
	(6	)*

ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on September 16, 2002 (incorporated herein by reference).

	(7	)*

ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 13, 2002 (incorporated herein by reference).

(b)	Not applicable.
(d)	(1	)*	ASAT Holdings Limited’s Stock Option Plan 2000.
	(2	)*	Form of Option Grant Contract.
(g)	Not applicable.
(h)	Not applicable.

* previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ASAT Holdings Limited

/s/ HARRY ROZAKIS
Name:	Harry Rozakis
Title:	Chief Executive Officer
Dated:	February 12, 2003